Exhibit 4.(a).71

CONFIDENTIAL TREATMENT REQUESTED

Any text removed pursuant to the company's confidential treatment request has been separately submitted to the U.S. Securities and Exchange Commission and is marked [***] herein.
Business Division

Date: December 27, 2009

Partner Communications Company Ltd.

Dear Mr./Ms.,
Subject to the fulfillment of the preconditions specified hereunder in clause 3, we, the [***] (hereinafter: “the Bank”), shall provide an unlinked loan to you in New Israeli Shekels, at the principal sum of NIS 300,000,000 (three hundred million New Israeli Shekels) (hereinafter: “the Loan”), under the conditions and for the period specified hereunder in this agreement (“hereinafter: “This Agreement”).

The terms and conditions of the general loan contract, which you signed in October 1999 (hereinafter: “the General Terms and Conditions”), the general terms and conditions for obtaining loans in Israeli and foreign currency, which you signed on December 27, 2009 (hereinafter: “the General Terms and Conditions for Obtaining Loans”), the conditions of any other document signed between us, to the extent relevant, and all of the conditions specified hereunder in This Agreement shall apply to the Loan. However, in any instance of a contradiction or discrepancy between the provisions of This Agreement (without the appendices and addenda thereto) and the provisions of the General Terms and Conditions and/or the General Terms and Conditions for Obtaining Loans and/or any other document that has been and/or shall be signed between us, the provisions of This Agreement (without the appendices and addenda thereto) shall prevail.

1.	The Loan

1.1
The Bank shall provide the Loan to you on December 28, 2009 (hereinafter: “the Loan Provision Date”) and the entire sum shall be credited to your account no. [***] at the Bank’s main branch in Haifa ([***]).

1.2
The Loan shall be provided to you for a period of four years commencing on the Loan Provision Date. You shall repay the Loan principal in a single bullet payment on December 27, 2013 (hereinafter: “the Final Repayment Date”).

1.3
The Loan is denominated in New Israeli Shekels (which is unlinked to any index) and bears interest at the annual rate equivalent to the prime interest rate (as it shall be from time to time), less 0.35%.

1.4
The interest accruing on the Loan shall be paid at the end of every period of three months (hereinafter: “the Interest Period”), as of the Loan Provision Date. The interest payable shall be calculated on the outstanding balance of the Loan, as it shall be during that same Interest Period. The interest shall be calculated on the basis of the number of days that actually elapsed during the Interest Period, divided by 365.

1.5	If the payment date of any sum owed by the Company in respect of the Loan shall fall on a day other than a business day, the payment shall be executed on the next business day.

1.6
In any instance whereby you shall not pay the Bank any sum on the scheduled payment due date (hereinafter: “the Sum in Arrears”), then the Sum in Arrears shall bear arrears interest at the rate of 1.5% per annum above the interest rate that was applicable to the Sum in Arrears immediately prior to the scheduled payment due date of that sum, as of the scheduled payment due date of that sum and until the date on which it is actually paid.

2.	Early Repayment

You shall be allowed to execute a partial or full early repayment of the outstanding balance of the Loan prior to the payment due date, subject to the following conditions:

2.1
Written notice is issued to the Bank at least seven business days prior to the execution date of the early repayment. A notice of the execution of an early repayment shall be deemed irrevocable in relation to the entire sum specified in the notice.

2.2	Payment of an early repayment fee to the Bank at the following rate:

a.
If the early repayment was executed during the first year since the Loan Provision Date (i.e., during the period between the Loan Provision Date and December 27, 2010), then a one-time fee shall be paid to the Bank at the rate of 0.20% of the sum paid in the early repayment.

b.
If the early repayment was executed during the second year or the third year since the Loan Provision Date (i.e., during the period between December 28, 2010 and December 27, 2012), then a one-time fee shall be paid to the Bank at the rate of 0.15% of the sum paid in the early repayment.

c.
If the early repayment was executed during the fourth year since the Loan Provision Date (i.e., during the period between December 28, 2012 and the Final Repayment Date [not including this day], then a one-time fee shall be paid to the Bank at the rate of 0.05% of the sum paid in the early repayment.

2.3	An early repayment can be executed only at the end of any Interest period.

It is hereby clarified that, apart from the aforesaid fees, you shall not be required to pay any other fee or sum to the Bank in relation to the execution of a full or partial early repayment of the Loan.

Notwithstanding that stated above in clauses 2.2 and 2.3, it is further hereby agreed that, should you deviate from the financial criterion specified in clause (3) of Appendix A to This Agreement, and the Bank shall not authorize you to continue with the said deviation, then an early repayment that you shall execute for the purpose of fulfilling the aforesaid financial criterion shall not be charged any early repayment fee and can be executed at any time (and not only at the end of an Interest Period).

3.	Preconditions

The Bank’s undertaking to provide the Loan pursuant to This Agreement is subject:

3.1
to your affirming your consent to and your undertaking of all of the conditions specified hereinabove and hereunder by signing the margins of This Agreement, and your issuing a copy of This Agreement, being signed by you, to the Bank;

3.2
to the provision of the Loan on the Loan Provision Date not causing the Bank to breach any of the restrictions and/or directives imposed on it by the Bank of Israel in relation to the indebtedness of a “single borrower” or a “group of borrowers.”

It is hereby clarified that, in relation to the conditions specified above in clauses 3.1 and 3.2, the provision of the Loan on the Loan Provision Date as stated above in clause 1.1 shall constitute the Bank’s acknowledgement that all of the preconditions specified in this clause 3 have been fulfilled.

4.	Covenants

Your signature and your affirmation in the margins of This Agreement constitute your covenant to the Bank, as follows:

4.1
to deliver the annual financial statements of your Company to the Bank, by no later than April 15 of each year (which include, inter alia, the balance sheet, statement of operations, statement of cash flows, the directors’ report to the shareholders and any other report that might be required by the competent authorities), being audited by an external auditor of your Company, and, by no later than June 15, September 15 and December 15 of each year, the quarterly/biannual financial statements of your Company, in the format in which you publish these statements;

4.2
not to grant any loans whatsoever to interested parties, and not to create guarantees in their favor, without the Bank’s prior written consent, with the exception of transactions transacted during the ordinary course of your business and of the interested parties involved and under market conditions;

4.3
not to execute, not to undertake to execute and not to institute any proceedings for the execution of a merger with any other corporation/s without obtaining the Bank’s prior written consent thereto, this, with the exception of a merger in which you constitute the “surviving company” (as this term is defined in the Companies Act, 5759 – 1999). Furthermore, you shall not pass any resolution regarding a split or regarding an arrangement, without your having obtained the Bank’s prior written consent thereto. “Merger” means: merger pursuant to Part Eight or pursuant to Part Nine of the Companies Act, 5759 – 1999, and/or any action resulting in the majority of your assets being acquired by an individual or corporation. “Split” means: as this term is defined in section E(2) of the Income Tax Ordinance [New Version] or any provision of law that might replace it. “Arrangement” means: as the term is defined in sections 350 and 351 of the Companies Act, 5759 – 1999 or any provision of law that might replace it.

4.4	to maintain the financial criteria specified in Appendix A to This Agreement.

4.5
not to agree to create any pledges or liens (including floating liens) (all these, “Pledges”) on any of your existing or future assets without having obtained the Bank’s prior written consent, with the exception of pre-existing Pledges on your assets on the signing date of This Agreement, and with the exception of Pledges as specified in Appendix B to This Agreement.

5.	Right to Call for Immediate Repayment

The Bank shall have the right to call the Loan and all other sums owed pursuant to This Agreement for immediate repayment upon the occurrence of any of the following events (and solely these):

5.1	if you do not pay any sum to the Bank that is due to the Bank from you pursuant to This Agreement by the scheduled payment due date, and you shall not rectify the breach within 14 days;

5.2
if an attachment shall be imposed or if an execution action shall be performed in relation to your assets, the cumulative sum of which at that time exceeds ILS 100,000,000, and the attachment or the said action shall not be rescinded within 30 days;

5.3	if you shall pass a voluntary liquidation resolution;

5.4
if an application shall be filed against you for liquidation or for the appointment of a preliminary temporary liquidator or any similar functionary, or for the instituting of rehabilitation proceedings or for a stay of proceedings, and the application was not withdrawn or rejected within 30 days;

5.5
if a receivership order shall be issued in relation to an asset/assets, the cumulative value of which at that time exceeds ILS 100,000,000, or if an application for a receivership shall be filed against any or the majority of your assets, provided that, in relation to an application that shall be so filed, the application was not withdrawn or rejected within 30 days;

5.6
if you shall breach or fail to fulfill any of your covenants towards the Bank pursuant to This Agreement, or should it become evident that you shall be unable or unwilling to fulfill any of your covenants towards the Bank, or should it become clear that any declaration or affirmation given by you pursuant to This Agreement is incorrect or imprecise and you failed to rectify the breach within 14 days of receiving the Bank’s written notice to you;

5.7
if a banking corporation (other than a bank), other financial institution (i.e., insurer, provident fund, pension fund or mutual fund) and/or holders of bonds issued by you have called for immediate repayment of your debts at a cumulative sum exceeding at that time ILS 100,000,000;

5.8
if an event occurred that has a material adverse impact or that most certainly shall have a material adverse impact on your financial ability to an extent that shall prevent you from meeting your existing and expected liabilities when they arise, or should you discontinue your business operations or a significant portion thereof for two or more months;

5.9
if the General License for the Provision of Mobile Radio Telephone (MRT) Services by the Cellular Method (cellular operator license) that you received from the Israeli Ministry of Communications on April 7, 1998 shall be revoked (which is supposed to expire on February 1, 2022), inclusive of amendments thereto as they shall be from time to time, this, without an alternative license being issued to you, which enables you to similarly operate;

5.10
if an amendment has been made in a legal provision compared with the status quo on the signing date of This Agreement, which prevents, prohibits or restricts the Bank’s ability to continue to provide the Loan pursuant to This Agreement. In This Agreement “legal provision” means any provision of law and statute, and any orders of the Bank of Israel and of any other competent authority, having legal force, including points of agreement between the Bank of Israel or other competent authority, as stated.

5.11	if you have been and/or are about to be stricken from a lawfully administered registry;

5.12	if your name shall be stricken from the register of the Registrar of Companies and you shall not be reinstated in the register within 90 days;

5.13	if the Bank shall call for the immediate repayment of other debts of yours (i.e., debts other than by virtue of This Agreement) at a cumulative sum exceeding at that time ILS 10,000,000.

6.	It is hereby agreed that you shall not be required to provide any security in relation to the Loan that shall be provided to you pursuant to This Agreement.

7.
It is hereby agreed that the Bank shall not exercise its right of offset relative to you, as long as the right has not arisen to the Bank to call the Loan provided to you pursuant to This Agreement for immediate repayment, in accordance with the provisions of the above clause 5.

8.
Your rights and obligations pursuant to This Agreement are not transferable or assignable in any form whatsoever to any third party. Furthermore, the Bank’s rights and obligations pursuant to This Agreement are not transferable or assignable in any form whatsoever to any third party, except to a subsidiary or parent company of the Bank or to a subsidiary of the parent company of the Bank, provided: (a) that any such transferee shall be an Israeli banking corporation; and (b) the transfer can in no way prejudice or derogate from your rights pursuant to This Agreement.

9.	Any amendment to or correction of This Agreement shall be invalid and shall not be binding upon the parties unless prior written consent thereto has been issued by you and by the Bank.

10.
On the Loan Provision Date, as stated above in clause 1.1, you shall pay the Bank a document preparation fee at the one-time sum of ILS 40,000. It is hereby clarified that, apart from the aforesaid fee and the fees referred to above in clause 2.2, the Bank shall not be entitled to other or additional fees in relation to This Agreement and the provision of the Loan pursuant thereto.

Sincerely,

[***]

By [signatures and stamps] [***] Title______________________
The Company’s Affirmation
Date: December 27, 2009
[***]

We hereby agree to that specified above in This Agreement, declare and covenant as stated therein.

For the purpose of paying the commissions specified in clauses 2.2 and 10 of This Agreement, please debit our account no. [***], at your main branch in Haifa ([***]) by the aforesaid sum of the fee on the date specified above, this, whether our account shall have a credit balance or be overdrawn, and whether the account shall become overdrawn as a result of this debit.

[two signatures] Partner Communications Company Ltd.

By __________________________
Title _________________________

Business Division

Appendix A
The Financial Criteria

Pursuant to the provision of clause 4.4 of the Loan Agreement dated December 27, 2009 (“the Loan Agreement”), Partner Communications Company Ltd. (“Partner”) must maintain the following financial criteria on every examination date (pursuant to the following definitions):

(1)	The ratio between the financial debt and the EBITDA, less capital expenditures, shall not exceed 6.5.

(2)	The ratio between the financial debt and the EBITDA shall not exceed 4.

(3)
The sum of the Loan principal, which shall be provided to Partner in accordance with the Loan Agreement, shall, at all times and not only on the examination date, not exceed 20% of all credit, loans, credit frameworks (whether being utilized or undertakings to provide frameworks) and the other liabilities of Partner to banks.

In relation to clauses (1) and (2) above, the EBITDA and capital expenditures shall be examined every six months, on an annual basis (i.e., on the basis of the last 12 months) at the end of each examination period. It is further clarified that, relative to the calculation of the financial criteria, no sum shall be credited or debited more than once.

The financial criteria in the above clauses (1) and (2) shall be examined once every six months, pursuant to the financial statements for the period ending on June 30 and on December 31 of each year.

1.	In this appendix, the following terms shall have the meanings defined alongside them:

a.
“Financial Debt” means: the balance of the sums of Partner’s debts from time to time pursuant to its financial statements in relation to each of these: (a) loans and debit balances vis-à-vis other banks and financial institutions; (b) bonds or other securities by virtue whereof Partner has a debt to the holders thereof, including, and without derogating from that stated above, any bank guarantee issued in favor of a third party at Partner’s request; (c) assigned or deducted receipts (except those irrevocably assigned or deducted), and provided that a claim was pleaded against Partner in relation to the said receipts; (d) the purchase price of any asset, if the payment thereof shall be executed more than 365 days after the date of the purchase or receipt of the asset, when the payment was deferred mainly for the purpose of recruiting capital or financing the purchase of the asset; and (e) any sum recruited in a transaction, other than the transactions specified above in subclauses (a) through (d), the commercial result of which is tantamount to the obtaining of credit or a capital recruitment, provided that any sum pursuant to this subclause (e) shall be deemed a financial debt only if, according to the generally accepted accounting principles under which Partner operates, this sum must be included in its financial statements. To dispel any doubts, any securitization transaction of Partner that is recognized in its financial statements as a true sale, shall not be deemed a financial debt.

b.	“Capital Expenditure” means: any expenditure classified as “fixed assets and intangible assets” in Partner’s financial statements, unless created solely due to asset revaluations.

c.	“Examination Period” means: every period of six months ending on June 30 and December 31.

d.
“EBITDA” means: during each Examination Period, the cumulative sum of the following as appearing in Partner’s financial statements for the relevant Examination Period: (a) Partner’s net profit, before non-recurrent expenses or income (extraordinary items), unless created solely due to asset revaluations; (b) sums of taxes in respect of Partner’s net profit pursuant to the financial statements and provisions allocated by Partner for taxes (with sums appearing in more than one item being taken into account only once for the purpose of calculating the EBITDA); (c)  depreciation and amortizations pursuant to the financial statements; and (d) net financial expenditures pursuant to the financial statements.

2.
Unless otherwise defined, a calculation that shall be performed or an accounting term used in this appendix shall be interpreted according to the principles pursuant whereto Partner prepares its financial statements.

Business Division

Appendix B
Permitted Pledges

Pursuant to the provision of clause 4.5 of the Loan Agreement dated December 27, 2009, Partner Communications Company Ltd. (“Partner”) shall be permitted to create the following pledges:

1.	Pledges on assets and rights created solely by virtue of the operation of provisions of law.

2.
Pledges on goods and on deeds of title relating to goods, which were created during the ordinary course of business and on or in relation to letters of credit issued at Partner’s request during the ordinary course of business.

3.
Fixed liens on assets and rights when, at the time of the acquisition thereof by Partner, they had been pledged under a fixed lien, provided that the acquisition had been transacted during the ordinary course of business, under transaction conditions between a willing seller and a willing buyer, and provided that the pledges were not created in respect of or in relation to the acquisition.

4.	Pledges deriving from operating lease or financial lease agreements.

5.	Pledges deriving from offsets of balances in bank accounts.

6.	Pledges deriving from a preservation of assets stipulation, provided that they were executed during the ordinary course of business.

7.
Pledges created pursuant to Section 169(d) of the Companies Ordinance (or any law that might replace it), when, for the purpose of this clause, the words “credit enabling the purchase of an asset” shall be interpreted as also including any loan or credit being provided from time to time for the purpose of renewing the credit provided for the purchase of the asset or the right pledged pursuant to the aforesaid clause.

8.
Pledges in favor of third parties (other than by a floating lien) on assets and rights that cumulatively secure liabilities not to exceed the inclusive total of ILS 100,000,000 (one hundred million New Israeli Shekels), this is addition to the pledges allowed pursuant to the above clauses 1 through 7.

Date: December 27, 2009

[***]

Dear Mr./Ms.,

Re: The Loan Agreement dated December 27, 2009

We hereby affirm, in relation to the loan agreement signed between us on December 27, 2009 (hereinafter: “the Loan Agreement”), that: (a) the financial criteria specified in clauses (1) and (2) of Appendix A to the Loan Agreement are essentially similar to the financial criteria that we have covenanted to maintain vis-à-vis other banking corporations with which we have recently signed credit framework agreements (hereinafter: “the Additional Credit Agreements”); (b) our covenants relative to a negative pledge, as stated in clause 4.5 of the Loan Agreement and Appendix B thereto, are essentially similar to our covenants in that same regard pursuant to the Additional Credit Agreements; and (c) the Additional Credit Agreements do not contain a cause for calling the credit for immediate repayment due to the change in control of our company.

If any banking corporation shall receive other financial criteria, or, as the case may be, any other negative pledge, that are more stringent than those specified in the Loan Agreement, or shall consent to add a cause for calling the credit for immediate repayment due to the change in control of our company, we covenant to notify the Bank of this and to sign like covenants, if necessary.

[two signatures]

Partner Communications Company Ltd.

By Mr. Emanuel Avner                                  By Mr. David Avner

Title C.F.O.                                                      Title C.E.O.